UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of : :
ENTERGY LOUISIANA HOLDINGS, INC., et al. : :	CERTIFICATE PURSUANT TO RULE 24
File No. 70-10324 : :
(Public Utility Holding Company Act of 1935) : :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Corporation ("Entergy"), Entergy Louisiana, Inc. (the "Company") and Entergy Services, Inc. ("ESI") in their Application-Declaration, as amended, in the above File, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto, dated December 2, 2005.

                                        On December 31, 2005, the following transactions were consummated:

(i) the Company was converted from a Louisiana corporation to a Texas corporation ("Holdings");

(ii) Holdings immediately thereafter effected a merger, pursuant to Article 5.01 of the Texas Business Corporation Act (the "Merger"), whereby (a) Holdings continued in existence and two new Texas limited liability companies, Entergy Louisiana, LLC ("ELL") and Entergy Louisiana Properties, LLC ("ELP") were created as its direct subsidiaries, (b) ownership of substantially all of Holdings' property and assets (including all generation, transmission and distribution assets previously owned by the Company) was allocated to ELL in return for all of the issued and outstanding Common Membership Interests of ELL, (c) ownership of certain undeveloped real property and certain equity and debt investments held by Holdings in System Fuels, Inc. ("SFI"), Entergy's fuel procurement subsidiary, was allocated to ELP in return for all of the issued and outstanding Common Membership Interests of ELP and (d) the liabilities and obligations of Holdings associated with the above referenced undeveloped real property and the equity and debt investments in SFI were allocated to and assumed by ELP and substantially all of the remaining liabilities and obligations of Holdings were allocated to, and assumed by ELL; provided that Holdings remained liable on those liabilities and obligations allocated to ELL and ELP, respectively, at the time of the Merger, as provided by law;

(iii) ELL issued 1,000,000 Units of its Series A 6.95% Cumulative Preferred Membership Interests;

(iv) Holdings, ELP and ELL each executed an Amended and Restated Money Pool Agreement, providing for Holdings to participate in the Money Pool as a lending company only and ELP and ELL to participate in the Money Pool as both borrowing and lending companies;

(v) ESI entered into Service Agreements with Holdings and ELP, respectively; and

(vi) Holdings, ELP and ELL entered into certain other transactions that were incidental to, or otherwise related to, the above transactions, all as more particularly described in the Application-Declaration, as amended, in the above referenced File.

Made exhibits hereto are:

*A-1(i) Amended and Restated Articles of Incorporation of Entergy Louisiana, Inc., effective November 15, 1999 (previously filed as Exhibit 3(a) to Registration Statement on Form S-3 in File No. 333-93683).

A-1(ii) Certificate of Correction for Amended and Restated Articles of Incorporation of Entergy Louisiana, Inc., effective December 27, 2005.

A-3(i) Conformed copy of Plan of Conversion of Entergy Louisiana, Inc., a Louisiana corporation.

*A-4(i) Conformed copy of Articles of Incorporation of Entergy Louisiana Holdings, Inc., a Texas corporation (previously filed as Exhibit 3(a) to Current Report on Form 8-K dated December 31, 2005 (filed January 6, 2006) in File No. 1-8474).

A-4(ii) Statement of Correction for Articles of Incorporation of Entergy Louisiana Holdings, Inc., a Texas corporation, effective December 31, 2005.

*A-5(i) By-Laws of Entergy Louisiana Holdings, Inc., a Texas corporation (previously filed as Exhibit 3(b) to Current Report on Form 8-K dated December 31, 2005 (filed January 6, 2006) in File No. 1-8474).

A-6(i) Conformed copy of Plan of Merger of Entergy Louisiana Holdings, Inc., a Texas corporation.

*A-7(i) Conformed copy of Articles of Organization of Entergy Louisiana, LLC (previously filed as Exhibit 3(c) to Current Report on Form 8-K dated December 31, 2005 (filed January 6, 2006) in File No. 1-8474).

*A-8(i) Conformed copy of Regulations of Entergy Louisiana, LLC (previously filed as Exhibit 3(d) to Current Report on Form 8-K dated December 31, 2005 (filed January 6, 2006) in File No. 1-8474).

A-9(i) Conformed copy of Articles of Organization of Entergy Louisiana Properties, LLC.

A-10(i) Conformed copy of Regulations of Entergy Louisiana Properties, LLC.

B2(i) Conformed copy of First Amended and Restated Money Pool Agreement by and between ESI, Entergy, EAI, EGSI, Holdings, ELL, ELP, EMI, ENOI, System Energy, EOI, and SFI.

B-3(i) Conformed copy of Note to evidence borrowings by ESI through the Money Pool.

B-3(ii) Conformed copy of Note to evidence borrowings by EAI through the Money Pool.

B-3(iii) Conformed copy of Note to evidence borrowings by EGSI through the Money Pool.

B-3(iv) Conformed copy of Note to evidence borrowings by ELL through the Money Pool.

B-3(v) Conformed copy of Note to evidence borrowings by ELP through the Money Pool.

B-3(vi) Conformed copy of Note to evidence borrowings by EMI through the Money Pool.

B-3(vii) Conformed copy of Note to evidence borrowings by ENOI through the Money Pool.

B-3(viii)Conformed copy of Note to evidence borrowings by EOI through the Money Pool.

B-3(ix) Conformed copy of Note to evidence borrowings by SFI through the Money Pool.

B-3(x) Conformed copy of Note to evidence borrowings by System Energy through the Money Pool.

B-4(i) Conformed copy of Sixty-third Supplemental Indenture to Entergy Louisiana, Inc.'s Mortgage and Deed of Trust dated as of December 15, 2005.

B-4(ii) Conformed copy of Sixty-fourth Supplemental Indenture to Entergy Louisiana, LLC's Mortgage and Deed of Trust effective as of January 1, 2006.

B-5(i) Conformed copy of Amendment to the Thirty-fourth Assignment of Availability Agreement, Consent and Agreement among System Energy , EAI, ELI, EMI, ENOI., The Bank of New York, as Trustee, and Douglas J. MacInnes, as Trustee, dated as of December 15, 2005.

B-6(i) Conformed copy of Amendment No. 2 dated as of December 1, 2005 to Participation Agreement No. 1 among ESSL 2, Inc., W3A Funding Corporation, J.P. Morgan Trust Company, National Association, Deutsche Bank Trust Company Americas, Stanley Burg, and ELI.

B-6(ii) Conformed copy of Amendment No. 2 dated as of December 1, 2005 to Participation Agreement No. 2 among ESSL 2, Inc., W3A Funding Corporation, J.P. Morgan Trust Company, National Association, Deutsche Bank Trust Company Americas, Stanley Burg, and ELI.

B-6(iii) Conformed copy of Amendment No. 2 dated as of December 1, 2005 to Participation Agreement No. 3 among ESSL 2, Inc., W3A Funding Corporation, J.P. Morgan Trust Company, National Association, Deutsche Bank Trust Company Americas, Stanley Burg, and ELI.

B-7(i) Conformed copy of Amendment No. 1, dated as of December 15, 2005, to Installment Sales Agreement (Series 1993-B) among the Parish of St. Charles, State of Louisiana, ELI, and JPMorgan Trust Company, National Association.

B-8(i) Conformed copy of Amendment No. 1, dated as of December 15, 2005, to Refunding Agreement (Series 1999-A) among the Parish of St. Charles, State of Louisiana, ELI, and The Bank of New York.

B-8(ii) Conformed copy of Amendment No. 1, dated as of December 16, 2005, to Refunding Agreement (Series 1999-B) among the Parish of St. Charles, State of Louisiana, ELI, and JPMorgan Chase Bank, N.A.

B-8(iii) Conformed copy of Amendment No. 1, dated as of December 15, 2005, to Refunding Agreement (Series 1999-C) among the Parish of St. Charles, State of Louisiana, ELI, and The Bank of New York.

B-9(i) Conformed copy of Service Agreement by and between ESI and Holdings, executed as of December 31, 2005.

B-9(ii) Conformed copy of Service Agreement by and between ESI and ELP executed as of December 31, 2005.

F-1(i) "Past Tense" Opinion of Mark G. Otts, Esq.

F-2(i) "Past Tense" Opinion of Clark, Thomas & Winters, a Professional Corporation.

F-3(i) "Past Tense" Opinion of Thelen Reid & Priest LLP.

* Incorporated herein by reference as described.

IN WITNESS WHEREOF, Entergy Corporation, Entergy Louisiana, LLC (on behalf of Entergy Louisiana, Inc.) and Entergy Services, Inc. have caused this certificate to be executed this 10th day of January 2006.

                                                                                                                            ENTERGY CORPORATION
                                                                                                                            ENTERGY LOUISIANA, LLC
                                                                                                                                        (on behalf of Entergy Louisiana, Inc.)
                                                                                                                            ENTERGY SERVICES, INC.

                                                                                                                            By: _/s/Steven C. McNeal_____
                                                                                                                                  Steven C. McNeal
                                                                                                                                  Vice President and Treasurer